UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Regency Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
75885Y 10 7

(CUSIP Number)
Regency LP Acquirer, L.P.
c/o GE Energy Financial Services
General Electric Capital Corporation
General Electric Company
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
Attn: General Counsel
Attn: Portfolio Manager

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
October 25, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,437,667

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,437,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,437,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.90%[1]

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
1 The percentage is based upon 137,166,378 Common Units outstanding as of October 13, 2010, as reported in Issuer’s Current Report on Form 8-K (the Issuer’s “Current Report”), filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2010.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,437,667

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,437,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,437,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.90%[2]

14	TYPE OF REPORTING PERSON

CO
2 The percentage is based upon 137,166,378 Common Units outstanding as of October 13, 2010, as reported in the Issuer's Current Report.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,437,667

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,437,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,437,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.90%[3]

14	TYPE OF REPORTING PERSON

CO
3 The percentage is based upon 137,166,378 Common Units outstanding as of October 13, 2010, as reported in the Issuer's Current Report.

     This Amendment No. 8 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009, the Amendment No. 5 to Schedule 13D filed on September 4, 2009, the Amendment No. 6 to Schedule 13D filed on May 13, 2010 and the Amendment No. 7 to Schedule 13D filed on May 28, 2010 (collectively, the “Schedule 13D”).
     General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings,” and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose the consummation of the sale by LP Holdings to ZLP Fund, L.P. (“ZLP Fund”), ZLP Master Opportunity Fund, Ltd. (“ZLP Master Opportunity Fund”), ZLP Master Utility Fund, Ltd. (“ZLP Master Utility Fund,” and together with ZLP Fund and ZLP Master Opportunity Fund, the “Zimmer Purchasers”) and Credit Suisse Management LLC (together with the Zimmer Purchasers, the “Purchasers”), pursuant to the Common Unit Purchase Agreement, by and among LP Holdings and the Purchasers, of 4,241,890 Common Units for $100,000,011.62 (the “Common Unit Purchase Agreement”). The Zimmer Purchasers have a right of first offer under the Common Unit Purchase Agreement with respect to any proposed sale by LP Holdings of Common Units, with such right of first offer expiring on the earlier of (a) LP Holdings providing notice to transfer of an aggregate of $100.0 million of Common Units and (b) December 31, 2010.
     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.
     The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     The following describes plans or proposals, including those relating to the Common Unit Purchase Agreement, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The Reporting Persons are the beneficial owners of 20,437,667 Common Units following the closing of the Common Unit Purchase Agreement on October 25, 2010. On October 22, 2010, LP Holdings and the Purchasers entered into the a Common Unit Purchase Agreement pursuant to which LP Holdings sold 4,241,890 Common Units to the Purchasers for $100,000,001.62. The Zimmer Purchasers have a right of first offer under the Common Unit Purchase Agreement with respect to any proposed sale by LP Holdings of Common Units, with such right of first offer expiring on the earlier of (a) LP Holdings providing notice to transfer of an aggregate of $100.0 million of Common Units and (b) December 31, 2010.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated as follows:
          (a)-(b) (i) LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 20,437,667 Common Units. These units represent 14.90% of the outstanding Common Units.
               (ii) Neither GECC nor GE directly own any Common Units. By virtue of their indirect ownership interests in LP Holdings, GECC and GE may each be deemed to possess sole voting and dispositive powers with respect to the 20,437,667 Common Units held by LP Holdings.
               (iii) To the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 owns any of the securities identified in Item 1.
          (c) Other than as described in Item 4, none.
          (d) Not applicable
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following to the end thereof:

     On October 25, 2010, pursuant to the Common Unit Purchase Agreement, by and among LP Holdings, ZLP Fund, L.P., ZLP Master Opportunity Fund, Ltd., ZLP Master Utility Fund, Ltd. and Credit Suisse Management LLC LP Holdings sold 4,241,890 Common Units to the Purchasers for $100,000,011.62. The Zimmer Purchasers have a right of first offer under the Common Unit Purchase Agreement with respect to any proposed sale by LP Holdings of Common Units, with such right of first offer expiring on the earlier of (a) LP Holdings providing notice to transfer of an aggregate of $100.0 million of Common Units and (b) December 31, 2010. LP Holdings has agreed not to sell or contract to sell any of its remaining Common Units until November 30, 2010, without the prior consent of the Zimmer Purchasers.
Item 7. Material to be filed as Exhibits.
     Exhibit A — Joint Filing Agreement*
Exhibit B — Common Unit Purchase Agreement, dated as of October 22, 2010, by and among Regency LP Acquirer, L.P. ZLP Fund, L.P., ZLP Master Opportunity Fund, Ltd., ZLP Master Utility Fund, Ltd. and Credit Suisse Management LLC*

*	Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 27, 2010

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC
Its: General Partner

By:	Aircraft Services Corporation
its Managing Member

	By:	/s/ Tyson R. Yates
Name: Tyson R. Yates
Title: Vice President

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart
Name: J. Alex Urquhart
Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart
Name: J. Alex Urquhart
Title: Vice President, General Electric Company